SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 18, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 18, 2007, the Company reported in connection with the Redemption of US$ 37,380,000 Series 03 Secured Notes warranted with mortgages issued under the Indenture dated as of September 7, 2000, amended and supplemented by the Fourth Supplemental Indenture dated as of November 21, 2002 (the “Notes”) and Repayment of US$ 51,000,000 Loan Agreement dated as of November 21, 2002 (the “Loan Agreement”) that the Corporation has given notice to the holders of the Notes warranted with mortgages with regard to the redemption thereof, the redemption date being October 29, 2007.

The principal amount to be redeemed shall be 100 % of the outstanding amount together with the interests accrued up to the redemption date. The aforementioned amounts total US$ 24,297,000 corresponding to principal amount and US$ 349,269.38 corresponding to interests.

Furthermore, the Corporation has given notice to the Creditors under the Loan Agreement dated as of November 21, 2002 with respect to the repayment thereof, the repayment date being October 29, 2007. The principal amount to be repaid shall be 100 % of the remaining amount together with the interests accrued up to the repayment date. The aforementioned amounts total US$ 14,950,000 corresponding to principal amount and US$ 214,906.25 corresponding to interests.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 18, 2007.